January 15, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Mr. Jacob Luxenburg,

Mr. Kevin Vaughn

Ms. Irene Paik

Ms. Mary Beth Breslin

Re: Zander Therapeutics, Inc.

Registration Statement on Form S-1

File No. 333-220790

Dear Mr.Luxenburg, Mr. Vaughn, Ms. Paik and Ms. Breslin:

The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated November 2, 2017 (the “Comment Letter”) relating to the Registration Statement on Form S-1  of Zander Therapeutics, Inc. (The "Company").

Comments 1 and 2

The following disclosure has been added to the Cover Page

“Shareholders of ENTB will receive a proportionate allocation of the shares to be distributed in relation to the total number of common and or/preferred shares to which they are shareholders of record as of the record date. The record date is anticipated to be the date that the registration statement on Form S-1 of which this prospectus forms a part is declared effective by the United States Securities and Exchange Commission (“Record Date”). The distribution of the 3,000,000 common shares of Zander Therapeutics, Inc. to the common and preferred shareholders of ENTB will occur ___ days after the Record Date (“Distribution Date”). No fractional shares will be distributed. Where the distribution to the shareholder would result in a fractional share, that distribution will be rounded down to the nearest whole share amount. As of the date of this document, no public market exists for the common shares of Zander Therapeutics, Inc.

We anticipate applying for trading of our common stock on the over the counter bulletin board (OTC BB) or the OTCQB Tier operated by OTC Markets Group , however, we can provide no assurance that our shares will be traded on the bulletin board or, if traded, that a public market will materialize. The distribution is not conditioned on a public market materializing for our common shares.”

Comment 3

The following has been added to the section titled “About this Offering”.

“It is hoped that the distribution will establish the Company as an independent publicly traded corporation, which we believe will meaningfully enhance its industry market perception, provide greater growth opportunities for us, and provide us with greater opportunities to pursue financing of our operations.”

Comment 4

The Company believes it has disclosed all factors which the Company feels makes an investment in the common shares of Zander risky or speculative.

Comment 5

The additional disclosure that the Commission requests is applicable to human drug studies, not animal drug studies.

Comment 6

The disclosure has been amended to read as follows:

“ENTB will own approximately 37.01% of the outstanding shares of the Company following the distribution. The sole officer and director of ENTB, David Koos will also be Chairman, CEO and sole director of the Company following the distribution.

ENTB and Management of the Company combined will control approximately 54% of the voting power of the Company following the distribution.”

Comment 7

Please see the section captioned ‘Certain U.S. Federal Income Tax Consequences of the Distribution’ in the S-1/A filed concurrently with this response. See the tax opinion provided by Herman Pettergrove, attorney at law, filed as an exhibit with the S-1/A. See also “Tax Matters” on page 17.

Comment 8

“The extent to which Regen could terminate your license agreement given that the royalty payment you owe is in arrears, as indicated on page 19;”

Zander is no longer in arrears pursuant to the license agreement.

“The costs and obligations involved in operating an independent public reporting

Company”

The following Risk Factor has been added

“THE REPORTING REQUIREMENTS OF BEING AN INDEPENDENT PUBLIC COMPANY WILL INCREASE OUR OVERALL OPERATING COSTS AND SUBJECT US TO INCREASED REGULATORY RISK.

As an independent public company, we will be subject to the reporting requirements of the Securities and Exchange Act of 1934 and the Sarbanes-Oxley Act of 2002. The various financial reporting, legal, corporate governance and other obligations associated with being an independent public company require us to incur significant expenditures and place additional demands on our management, administrative, operational, and finance resources. If we are unable to comply with these requirements in a timely and effective manner, we and/or our executive officers may be subject to sanctions by the United States Securities and Exchange Commission and our ability to raise additional funds in the future maybe impaired and ultimately affect our business. “

“With reference to your disclosure on page 43, the possible conflicts of interest,

including time conflicts, that may arise for directors and officers who also serve in such capacities for other companies.”

The following Risk Factor has been added

“OUR OFFICERS AND DIRECTOR SERVE IN SIMILAR CAPACITIES WITH OTHER ORGANIZATIONS WHICH PRESENTS POSSIBLE TIME CONFLICTS.

David R. Koos our Chairman of the Board of Directors, Chief Executive Officer, Secretary and Treasurer also concurrently serves as the sole officer and director of Entest Biomedical Inc., the sole officer and director of Bio Matrix Scientific Group, Inc. and as a Director and Chief Executive Officer of Regen Biopharma, Inc. Todd Caven, our Chief Financial Officer, also concurrently serves as Chief Financial Officer of Regen Biopharma, Inc and serves in an executive capacity at Rock Ridge Enterprises LLC and Saguaro Capital Partner LLC. Harry Lander, our president and Chief Scientific Officer serves in equivalent positions at Regen Biopharma, Inc.”

 Comment 9

The following disclosure has been added

“The purpose of the distribution is in order to establish the Company as an independent publicly traded corporation, which we believe will meaningfully enhance its industry market perception, provide greater growth opportunities for us, and provide us with greater opportunities to pursue financing of our operations. No consideration will be paid by ENTB shareholders for the shares of Common Stock to be distributed.”

Comment 10

On December 15, 2017 the Company and Regen have mutually agreed to remove from the license grant :

(a)	that intellectual property for which a license has been granted to Regen Biopharma, Inc. by Benitec Australia Limited on August 5, 2013,
(b)	US Patent #8389708, and
(c)	US Patent #8263571

The remaining patent to which a license has been granted is US Patent #9091696

The following disclosure has been added:

“The Company has been granted no patents. Certain intellectual property licensed to the Company by Regen has been granted patent protection (“Patented IP”). The Patented IP is as follows:

US Patent #9091696

MODULATION OF NR2F6 AND METHODS AND USES THEREOF

The application provides methods of modulating NR2F6 in a cell or animal in need thereof by administering an effective amount of a NR2F6 modulator.

The Patent granted is a Utility patent

The Patent expires on November 16, 2029.The product candidates to which US Patent #9091696 relates include ZAN 100 and ZAN 200.”

Comment 11

The disclosure has been revised to read as follows:

“The Center for Veterinary Medicine (“CVM”) at the United States Food and Drug Administration (“FDA”) regulates animal pharmaceuticals under the Food, Drug and Cosmetics Act. Our current proposed products are animal pharmaceuticals regulated by the CVM. Manufacturers of animal health pharmaceuticals must show their products to be safe, effective and produced by a consistent method of manufacture. The new animal drug approval process is complicated. Before a new animal drug may receive FDA approval, the sponsor must establish that the new animal drug is safe and effective. Drug sponsors must submit a New Animal Drug Application (NADA) along with supporting data, including all adverse effects associated with the drug's use. The NADA must also include information on the drug's chemistry; composition and component ingredients; manufacturing methods, facilities, and controls; proposed labeling; analytical methods for residue detection and analysis if applicable; an environmental assessment; and other information. The sponsor of a new animal drug is responsible for submitting all appropriate data to establish effectiveness and safety. If the drug product is intended for use in a food-producing animal, residues in food products must also be established as safe for human consumption. FDA review of the NADA submitted by drug sponsors is extremely detailed and comprehensive. The CVM’s basis for approving a drug application is documented in a Freedom of Information Summary. . We will be required to conduct post-approval monitoring of FDA approved pharmaceutical products and to submit reports of product quality defects, adverse events or unexpected results to the CVM’s Surveillance and Compliance group. No assurance may be given that ZAN-100, ZAN-200 or any new animal drug product which the Company may develop will be approved by the FDA to be marketed and sold. Regulatory authorities in countries outside of the United States and Europe also have requirements for approval of veterinary drug candidates with which we must comply prior to marketing in those countries. Obtaining regulatory approval for marketing of a product candidate in one country does not ensure that we will be able to obtain regulatory approval in any other country.”

Comment 12

See restated financial statements incorporated in Form S-1/A

Comment 13

See restated financial statements incorporated in Form S-1/A

Comment 14

See Form S-1/A

Comment 15

The Company , in the restated financials, has recognized these expenses. See restated financial statements incorporated in Form S-1/A.

Comment 16

The Company is unaware of any specific authoritative guidance applicable to licensees, only licensors (ie ASC Topic 606: Identifying Performance Obligations and Licensing). Costs attributable to the license agreement are expensed as incurred.

Comment 17

See Notes 8 and 9 of the restated financial statements included in the Form S-1/A

Comment 18

See restated financials included in the Form S-1/A.

Comment 19

The Company believes it has addressed the Commission’s comments in the appropriate section of the S-1/A

Comments 20, 21 and 22

The Company believes it has addressed the Commission’s comments in the appropriate section(s) of the S-1/A

Comment 23 and 24

A revised opinion from William Aul has been filed as an Exhibit to the S-1/A

Thank you for your kind assistance and the courtesies that you have extended to assist us in fulfilling our obligations under the Securities Act of 1933 . If, at any time, you have any further questions, please let us know.

Sincerely,

/s/David R. Koos

David R. Koos,

Chairman & CEO

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